November 30, 2006

Michael L. Weiner
Chief Executive Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586

> **Re:** **Biophan Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2006**
> **File No. 333-138632**

Dear Mr. Weiner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Given the nature and size of the transaction you are registering, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis a discussion of all shares you may issue to the selling shareholders or their affiliates under outstanding securities or securities you may become obligated to issue to those individuals under existing agreements.

Liquidity and Capital Resources, page 15

2.   Regarding your disclosure of SBI's failure to make payments under the purchase
        agreement and SBI's "potential reluctance" to honor additional puts under that
        agreement:

        • Please clarify whether SBI is irrevocably bound to honor its commitments under the
          purchase agreement.
        • If SBI is irrevocably bound, please disclose how and when you intend to enforce your
          rights under the agreement.
        • If SBI is not irrevocably bound or you do not intend to act consistent with a contract
          by which SBI is otherwise irrevocably bound, please provide us your analysis of how
          your registration of the related shares for resale was consistent with Section 5 of the
          Securities Act.

3.   Please revise to clarify the meaning of your disclosure that the SBI facility "does not
        provide the necessary institutional shareholder support that management believes we
        require . . . ."

Selling Stockholders, page 52

4.   Please identify the natural persons who beneficially own the securities held in the name
        of the entities named in the selling stockholder table.

5.   Tell us of any relationships between the selling stockholders and SBI.

Undertakings, page II-3

6.   Please provide the current form of required undertakings.

Exhibit 5.1

7.   We request that Nixon Peabody LLP confirm to us in writing that it concurs with our
        understanding that the reference and limitation to "the General Corporation Law of the
        State of Nevada" includes the statutory provisions and also all applicable provisions of
        the Nevada Constitution and reported judicial decisions interpreting these laws. Please
        furnish this confirmation as correspondence via the EDGAR system.

8.   Investors are entitled to rely on the opinion you file. Please file an opinion that does not
        imply to the contrary as in the penultimate paragraph of your current exhibit.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   William E. Kelly, Esq. – Nixon Peabody LLP